
July 30, 2013

Via E-mail
Graham Smith
Chief Financial Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

      Re: salesforce.com, inc.
              Form 10-K for Fiscal Year Ended January 31, 2013
              Filed March 8, 2013
              Form 10-Q for Fiscal Quarter Ended April 30, 2013
              Filed May 24, 2013
              File No. 001-32224

Dear Mr. Smith:

We have reviewed your letter dated June 18, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 20, 2013.

Form 10-K for Fiscal Year Ended January 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.   We note your response to prior comment 1. Please explain to us why the individual performance of each of your four core service offerings is not key to understanding and evaluating your historical results and the future prospects of your business, or material to an understanding of your business. For example, your response states that you will

disclose that the "majority" of your total revenue is derived from subscriptions to your Sales Cloud, and that you expect this trend to decline as you become more successful in selling your other service offerings. Your proposed disclosure does not appear to provide any insight into how successfully you sold non-Sales Cloud service offerings during the periods presented. In addition, please tell us the percentage of your total revenues attributable to each of your four core service offerings during the periods presented. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2013.

Fiscal Years Ended January 31, 2013 and 2012

Revenues, page 43

2.   We note your response to prior comment 2. Total revenues materially increased period over period, yet your explanation for this material increase cites three factors that typically drive revenue at most businesses, and does not demonstrate the impact of new customers versus expanded sales to existing customers. In that regard, it is unclear why a quantitative breakdown is not "meaningful," or material to an understanding of the key drivers of revenue during the periods presented. Please advise. Please note that this comment also applies to your Form 10-Q for the quarter ended April 30, 2013.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 104 (Incorporated by Reference From Definitive Proxy Statement Filed May 8, 2013)

Employment Contracts and Certain Transactions

Related Party and Other Transactions, page 41

3.   You state that the value of certain resources you provided the Foundation was "in excess of" $150,000 per quarter during fiscal 2013. In addition, you disclose that you issued the Foundation warrants, and do not charge an affiliate of the Foundation for subscriptions it resells to large non-profit organizations. In future filings, please disclose the approximate dollar value of any transaction with the Foundation that exceeds $120,000. See Item 404(a) of Regulation S-K.

If you have any questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or in his absence, Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief